Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

              January 12, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC  20549
Attention:  H. Roger Schwall

Re:	Red Mountain Resources, Inc.
Amendment No. 3 to Form 8-K
Filed November 18, 2011 File No. 000-54444

Dear Mr. Schwall:

On behalf of Red Mountain Resources, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 29, 2011, relating to the above-captioned Current Report on Form 8-K.  Captions and page references herein correspond to those set forth in Amendment No. 4 to the Current Report on Form 8-K (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Current Report on Form 8-K.  We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Norman von Holtzendorff.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
In addition to the responses you have provided to the comments in our letter to you dated July 28, 2011, as revised and replaced by our letter dated September 30, 2011, please also provide responses to the comments in our letter to you dated July 29, 2011.

We have provided responses to the Staff’s comments set forth in its July 29, 2011 letter in a separate response letter that is being filed simultaneously with this response letter as requested.

Securities and Exchange Commission
January 12, 2012

2.	Our petroleum engineer is in the process of reviewing your filing. Please be advised that he may have additional comments.

Duly noted.

3.
We note your response to prior comment 2 from our letter to you dated September 30, 2011. You state that “[w]e have provided the remaining exhibits to the Current Report as requested.” However, the following exhibits, although on the exhibit list, do not appear as exhibits to the filing, nor is there an indication on the exhibit list as to where else they may be found:

•	Exhibit 3.2 – Articles of Conversion from LLC to Inc.

•	Exhibit 3(i).3 – Articles of Incorporation of Black Rock Capital, Inc.

•	Exhibit 3(ii).1 – Bylaws of Black Rock Capital, Inc.

•	Exhibit 10.14 – Forms of Securities Purchase Agreements for additional shares of Cross Border Resources, Inc.

Please advise.

We have included the above-referenced exhibits with Amendment No. 4.

Risk Factors, page 12

Our operations are subject to all of the operating hazards and risks typically incident to drilling for and producing oil and gas and such hazards and risks may adversely affect our operations,  page 13

4.
We note your response to comment 4 from our letter dated September 30, 2011, and note your disclosure on page 14 about regulatory risks related to hydraulic fracturing. We also note your disclosure at page 13 regarding operational risks relating to drilling for and producing oil and gas. If material, please revise this risk factor to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

The primary responsibility for addressing any types of liability resulting from hydraulic fracturing, including underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives, rests with the service companies that provide hydraulic fracturing for the Company.  State and federal regulations require such companies to adhere to strict standards relating to such activities.  Furthermore, such service companies are required to maintain liability insurance to address any potential claims from their fracturing activities.  The Company would be responsible for a liability only if the service company was unable to address such liability directly and its insurance also failed to cover the liability.  However, in such case, the Company’s general liability and umbrella insurance policies would cover such exposure.  Accordingly, the Company respectfully believes that the above-referenced risks are not material to the Company’s business and operations.  We therefore have not revised the disclosure in the Current Report in response to this comment.

Securities and Exchange Commission
January 12, 2012

Our officers and directors are engaged in other business activities and conflicts of interest may arise in their daily activities which may not be resolved in our favor, page 17

5.
We note your disclosure that your officers have other business interests to which they devote their attention, and will be expected to continue to do. Please revise your filing to quantify the percentage of time you expect each of your officers will devote to your business.

We have revised the disclosure on page 17 of Amendment No. 4 as requested.

Working Capital Needs, page 21

6.
We note your response to comment 29 from our letter dated September 30, 2011, and reissue such comment in part. If material, please clarify whether any cash calls are anticipated on the Villareal property within the next twelve months. In addition, we note your disclosure at page 8 that you plan to spend approximately $7,500,000 to develop properties during the remainder of your fiscal year ending May 31, 2012. Please discuss such plan in this section, and discuss your source of funds to finance such plans. In that regard, it appears from your disclosure at page 20 that you do not intend to use the proceeds from your private placement to fund such plans.

We have revised the disclosure on page 23 of Amendment No. 4 as requested.

7.
Please discuss your outstanding notes in the context of your liquidity and capital resources. In that regard, please discuss in this section your anticipated source of funds for payments required in connection with such notes. In that regard, we note your disclosure at page 20 that a number of your outstanding notes matured on November 30, 2011.

We have revised the disclosure on page 23 of Amendment No. 4 as requested.

Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of the Registrant, page 25

8.
We note your response to comment 30 from our letter dated September 30, 2011, and reissue such comment in part. Please clarify in this section and in your discussion at page 2 whether the $2,800,000 Lonoke Loan relates to the Replacement Note issued to you on behalf of Black Rock Gas, LLC reflecting a $2,800,000 liability. In that regard, your disclosure in this section suggests that they relate to the same loan, but your disclosure at page 2 suggests that they may be separate loans (with an aggregate liability of $5,600,000).

Securities and Exchange Commission
January 12, 2012

We have revised the disclosure on pages 2 and 25 of Amendment No. 4 as requested.  Additionally, please note that the principal amount of the loan at the time of its assumption was approximately $2,700,000 (as opposed to $2,800,000 as originally indicated in the Current Report).  We have revised the disclosure on pages 2, 23 and 25 of Amendment No. 4 to reflect this correction.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 27

9.	We note your response to comment 35 from our letter dated September 30, 2011. Please clarify Mr. Barksdale’s principal occupation and employment during November and December 2006.

Mr. Barksdale ceased employment with Stephens Inc. in October 2006 and did not begin employment again until January 2007 when he joined Crews & Associates.  Accordingly, we respectfully do not believe that any additional disclosure is necessary in response to this comment.

10.
We note your reference at page 33 to “cause” and “good reason” as defined in the relevant employment agreements. Please revise your filing to briefly describe, for each agreement, the meaning of each such term.

We have revised the disclosure on page 33 of Amendment No. 4 as requested.

Financial Statements and Exhibits, page 36

11.
We note your response to comment 42 from our letter dated September 30, 2011, and reissue such comment in part. Please file all material agreements related to your outstanding debt. For example, and without limitation, it does not appear that you have filed any agreements related to the line of credit with the Bank of Lonoke that you have referenced at page 23, or the notes that you have referenced at page 20. Please also ensure that you have filed the final and complete version of each of your material contracts. In that regard, we note the following:

•
The purchase agreement that you filed as Exhibit 10.7 does not appear to be the final version, as it contains blanks with respect to certain material terms that you have described in your filing. You also have not filed the exhibits to such agreement.

Securities and Exchange Commission
January 12, 2012

•	The lock-up agreement that you filed as Exhibit 10.9 contains blanks.

We have included the above referenced agreements as requested as well as filing the final and complete versions of exhibits 10.7 and 10.9 with Amendment No. 4 as requested.

Financial Statements of Black Rock Capital, Inc., page F-1

12.
We note that your audit report is signed by L J Soldinger Associates LLC and is dated September 22, 2011, except with respect to certain footnotes which are dated October 21, 2011. However, disclosure on page F-20 indicates that you dismissed this firm on August 30, 2011. Please explain this apparent inconsistency.

The financial statements for Black Rock Capital as of February 28, 2011 and for the nine-months then ended were included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2011 and were audited by L J Soldinger Associates LLC (“Soldinger”), whose audit opinion was dated May 20, 2011.  On September 22, 2011, Soldinger completed the audit, which was in-process at the time of its dismissal, of the Black Rock Capital financial statements as of May 30, 2011 and for the entire year then ended, which the Company subsequently included in Amendment No. 1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2011.  The Company subsequently changed its method of accounting for its oil and gas operations which required a retrospective application of that change.  Therefore, Soldinger dual dated its audit opinion on the Black Rock Capital financial statements in connection with this change.  The new accountants were engaged to perform procedures on the Company’s financial statements for the quarter ended August 31, 2011 and subsequent periods.  We therefore respectively believe there is no inconsistency in the disclosure.

Statement of Cash Flows, page F-6

13.	Please revise this financial statement to include a date in the statement heading.

We have revised the disclosure on page F-6 of Amendment No. 4 as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

          Sincerely,

          /s/ Jeffrey M. Gallant

          Jeffrey M. Gallant

cc:           Alan W. Barksdale